EXHIBIT 99.1

North American Construction Group Ltd. Announces Significant Five-Year Contract Extension in Australia

ACHESON, Alberta, March 05, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that the MacKellar Group (“MacKellar”) has been awarded a five-year contract extension by a major metallurgical coal producer in relation to a mine in the state of Queensland, Australia. The contract contemplates the provision of fully maintained equipment and related services at the site operated by the producer.

The award extends the expiry date from June 6, 2025 to June 30, 2030 and qualifies as contractual backlog given minimum hour commitments in the agreement. Rental scopes are estimated at $100 million per year resulting in a total value from this extension of $500 million. The contract requires the addition of two loading units and one service truck, for between $20 and $25 million, which will be purchased in 2024 Q4 and bring the total dedicated fleet at this site to approximately seventy heavy equipment units.

“We are excited about this extension and look forward to continuing the relationship we have with our customer at this site,” said Joe Lambert, President and CEO of NACG. “This is the first material contract we have signed in Australia since the acquisition of MacKellar and are very proud of how well the first five months have gone. MacKellar has provided an excellent platform to grow our business in Australia as we leverage our operational and maintenance expertise in the region. We believe this ‘locking in’ of fleet is indicative of the strong demand for heavy equipment in the Australian mining sector. In light of this demand, and bolstered by long-term contracts, we have begun to take steps towards prudently increasing fleet size in Australia, including potentially transferring underutilized Canadian fleet into that market with the goal of maximizing overall utilization.”

About the MacKellar Group
Established in 1966 based on humble family values, MacKellar has earned an enviable reputation in Australia for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on both mining and civil earthwork projects.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.   For more information about the Company, visit www.nacg.ca.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2022 and quarter ending September 30, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.